Filed pursuant to Rule 424(b)(3)

Registration No. 333-120847

BEHRINGER HARVARD OPPORTUNITY REIT I, INC.
SUPPLEMENT NO. 2
DATED JULY 19, 2006
TO THE PROSPECTUS DATED JUNE 1, 2006

This document supplements, and should be read in conjunction with, the prospectus of Behringer Harvard Opportunity REIT I, Inc. dated June 1, 2006, as supplemented by Supplement No. 1 dated July 6, 2006.  Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)                                  the status of the offering of shares in Behringer Harvard Opportunity REIT I; and

(2)                                  the acquisition of the Ferncroft Corporate Center property located in Middleton, Massachusetts.

Status of the Offering

We commenced our initial public offering of shares of our common stock on September 20, 2005.  We have accepted investors’ subscriptions received through July 7, 2006 and issued approximately 10,009,000 shares of our common stock to stockholders, with gross proceeds of approximately $99,851,000 distributed to us.  For additional information, see the “Plan of Distribution — Subscription Process” section of the prospectus beginning on page 176.

Real Property Investments

The following information supplements the discussion contained in the prospectus under the heading “Investment Objectives and Criteria — Real Property Investments,” which begins on page 111 of the prospectus.

Ferncroft Corporate Center

On July 13, 2006, we acquired an eight-story office building containing approximately 226,338 rentable square feet with a three-story parking garage located on approximately 12.6 acres of land in Middleton, Massachusetts (“Ferncroft Corporate Center”) through Behringer Harvard Ferncroft, LLC (“BH Ferncroft”), a wholly-owned subsidiary of Behringer Harvard Opportunity OP I.  The total contract purchase price for Ferncroft Corporate Center, exclusive of closing costs and initial escrows, was $27,000,000.  The purchase price for the transaction was determined through negotiations between the Ferncroft Corporate Center seller, Middleton Investors, LLC, an unaffiliated third party, and our advisor and its affiliates.  The purchase price was paid entirely through the use of proceeds of our offering of common stock to the public.

Ferncroft Corporate Center was originally constructed in 1990.  Ferncroft Corporate Center is approximately 82% leased to the following tenants:  Verizon Information Services, Inc. (“Verizon”) and SAS Institute, Inc. (“SAS Institute”).

Verizon, a telecommunications service provider, leases 128,700 square feet of Ferncroft Corporate Center for an annual rent of $1,287,000 under a lease that expires in November 2009 with two five-year renewal options available.

SAS Institute, a privately-held software company, leases 55,837 square feet of Ferncroft Corporate Center for an annual rent of $1,074,862 under a lease that expires in August 2010 with one three-year renewal option available.

HPT Management has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of Ferncroft Corporate Center.  Among other things, HPT Management has the authority to negotiate and enter into leases of Ferncroft Corporate Center on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses.  HPT Management has subcontracted certain of its on-site management and leasing services to CB Richard Ellis, Inc.

We believe that Ferncroft Corporate Center is suitable for its intended purpose and adequately covered by insurance, and we do not intend to make significant repairs or improvements to Ferncroft Corporate Center over the next few years.  There are at least six comparable properties located in the same submarket that might compete with Ferncroft Corporate Center.

We will allocate a portion of the aggregate purchase price to one of three property components:  land, building and real estate intangibles.  Of these three components, only amounts allocated to building and real estate intangibles are depreciated.  For federal income tax purposes, we depreciate (1) amounts allocated to building on a straight-line basis over 39.5 years, (2) amounts allocated to the 15-year asset class, which generally includes land improvements on the property site, on a declining balance method and (3) amounts allocated to the five- and seven-year asset classes, which generally include other improvements, on the double declining balance method.

Real estate taxes paid for the fiscal year ended June 30, 2006 (the most recent tax year for which information is generally available) were approximately $215,000.  The real estate taxes paid were calculated by multiplying Ferncroft Corporate Center’s assessed value by a tax rate of 0.977%.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual base rent per square foot, for the property during the past five years ended December 31:

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2005	82%	$9.16
2004	57%	*
2003	100%	*
2002	100%	*
2001	100%	*

*Information not available from Ferncroft Corporate Center seller.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2006 through 2015 for Ferncroft Corporate Center.  The table shows the approximate rentable square feet represented by the applicable lease expirations:

Year Ending December 31	Number of Leases Expiring	Approx. Total Area of Expiring Leases (Sq. Ft.)	Total Annual Rental Income of Expiring Leases ($)	% of Gross Annual Rental Income Represented by Expiring Leases
2006	0	—	—	—
2007	0	—	—	—
2008	0	—	—	—
2009	1	128,700	$1,287,000	54.5%
2010	1	55,837	$1,074,862	45.5%
2011	0	—	—	—
2012	0	—	—	—
2013	0	—	—	—
2014	0	—	—	—
2015	0	—	—	—